Exhibit 99.1

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER AND YEAR ENDED DECEMBER 31, 2021

WINNIPEG, MB, April 27, 2022 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today reported its results from operations for the quarter and year ended December 31, 2021.

Quarter and Year Ended December 31, 2021 Highlights:

  Recorded total net revenue of $21.7 million during the year ended December 31, 2021 compared to $11.6 million for the year ended December 31, 2020 and;
  Recorded total net revenue of $6.8 million during the quarter ended December 31, 2021 compared to $2.4 million for the quarter ended December 31, 2020 and;
  Recorded total net revenue from the sale of AGGRASTAT® of $11.5 million during the year ended December 31, 2021 compared to $10.6 million for the year ended December 31, 2020 and;
  Recorded total net revenue from the sale of ZYPITAMAG® of $3.1 million during the year ended December 31, 2021 compared to $453,000 for the year ended December 31, 2020 and;
  Diversified product portfolio with revenues from the Marley Drug business of $6.9 million during the year ended December 31, 2021 and;
  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the year ended December 31, 2021 was $2.1 million compared to adjusted EBITDA of negative $3.9 million for the year ended December 31, 2020 and;
  Net loss for the year ended December 31, 2021 was $727,000 compared to $6.8 million for the year ended December 31, 2020;

Financial Results

The increase in AGGRASTAT® revenues when compared to the same periods in the previous year, as described above, is the result of increases in the volume of AGGRASTAT® sold in 2021 when compared to 2020, in conjunction to improvements in contract price management.

ZYPITAMAG® contributed $3.1 million of revenue for the year ended December 31, 2021 compared to $453,000 for the year ended December 31, 2020. The increase in revenue is primarily as a result of improved patient access and fill rate through Medicure's subsidiary Marley Drug, which also results in reduced fees to wholesalers and pharmacy benefit managers.

The Marley Drug business, acquired on December 17, 2020, contributed $6.9 million of revenue for the year ended December 31, 2021. Marley Drug is a US pharmacy licensed to ship medications to all 50 states, Washington D.C. and Puerto Rico. It serves thousands of customers and has proven success in marketing based on accessible pricing of generic drugs and a focus on cash price without use of insurance. It provides another channel for direct-to-consumer marketing, distribution and improved profit margin for ZYPITAMAG.

Sodium nitroprusside contributed $59,000 of revenue during the year ended December 31, 2021 compared to $116,000 of revenue during the year ended December 31, 2020 which is lower primarily as a result of pricing pressure from competitors.

Adjusted EBITDA for the three months ended December 31, 2021 was $1.6 million compared to negative $1.4 million for the three months ended December 31, 2020. The increase in adjusted EBITDA for the three months ended December 31, 2021 is the result of higher revenues when compared to the same period in 2020 despite increases in cost of goods and selling expenses.

Adjusted EBITDA for the year ended December 31, 2021 was $2.1 million compared to negative $3.9 million for the year ended December 31, 2020. Increased adjusted EBITDA for the year ended December 31, 2021 resulted from higher revenues of ZYPITAMAG, including a full year of operations of Marley Drug, reduced general and administrative and research and development expenses, partially offset by higher cost of goods sold and selling expenses as a result of the full year of Marley Drug operation.

During the year ended December 31, 2021, the Company recorded $402,000 in government assistance resulting from the Canada Emergency Wage Subsidy.  The funding has been recorded as a reduction of the related salary expenditures within general and administrative expenses for the year ended December 31, 2021.

Net income for the three months ended December 31, 2021 was $1.9 million or $0.18 per share compared to net loss of $4.4 million or $0.41 per share for the three months ended December 31, 2020. The main factors contributing to the increase in net income recorded for the three months ended December 31, 2021 were a  $1.8 million gain based on the year-end fair value assessment of the contingent consideration recorded in the prior year in relation to the acquisition of Marley Drug, higher revenues of ZYPITAMAG, including a full year of operations of Marley Drug, and reduced general and administrative and research and development expenses, partially offset by a $1.3 million inventory write down, higher cost of goods sold and selling expenses as a result of the full year of Marley Drug operation.

Net loss for the year ended December 31, 2021 was $710,000 or $0.07 per share compared to $6.8 million or $0.64 per share for the year ended December 31, 2020. The main factors contributing to the decrease in the net loss recorded for the year ended December 31, 2021 were a $1.8 million gain based on the year-end the fair value assessment of the contingent consideration recorded in the prior  in relation to the acquisition of Marley Drug, a $491,000 recovery from PREXXARTAN, higher revenues of ZYPITAMAG, including a full year of operations of Marley Drug, and reduced general and administrative and research and development expenses, partially offset by a $1.3 million inventory write down, higher cost of goods sold and selling expenses as a result of the full year of Marley Drug operation.

At December 31, 2021, the Company had unrestricted cash totaling $3.7 million, up from $2.7 million of unrestricted cash held as of December 31, 2020. Cash flows from operating activities for the year ended December 31, 2021 totaled $3.9 million compared to $2.2 million used in operating activities for the year ended December 31, 2020.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

The Company plans to hold an investor conference call in May 2022 to present the results for the three months ended March 31, 2022 with date and dial in information to be provided. The full financial statements are available at www.sedar.com and on the Company's website at www.medicure.com.

Notes

(1)	The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non–cash and non-recurring items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the three months and year ended December 31, 2021 and 2020 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. ("Marley Drug"), a pharmacy located in North Carolina that offers an Extended Supply drug program serving all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, refer to the full Prescribing Information. For additional information about ZYPITAMAG®, refer to the full Prescribing Information.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a PRV, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2021.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks of Medicure International Inc.

Consolidated Statements of Financial Position
(expressed in thousands of Canadian dollars, except per share amounts)

As at December 31	2021	2020
Assets
Current assets:
Cash and cash equivalents	$ 3,694	$ 2,716
Restricted cash	3	1,394
Accounts receivable	4,659	5,253
Inventories	3,329	5,139
Prepaid expenses	869	1,174
Total current assets	12,554	15,676
Non–current assets:
Property and equipment	1,611	1,640
Intangible assets	11,212	13,596
Goodwill	2,974	2,986
Other assets	57	156
Total non–current assets	15,854	18,378
Total assets	$ 28,408	$ 34,054
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 6,668	$ 6,979
Current portion of royalty obligation	423	362
Current portion of acquisition payable	634	637
Holdback payable	-	1,876
Current portion of contingent consideration	293	1,925
Current income taxes payable	114	164
Current portion of lease obligation	380	367
Total current liabilities	8,512	12,310
Non–current liabilities
Royalty obligation	65	335
Acquisition payable	591	1,132
Contingent consideration	40	51
Lease obligation	789	1,080
Total non–current liabilities	1,485	2,598
Total liabilities	9,997	14,908
Equity:
Share capital	80,917	80,917
Contributed surplus	10,429	10,294
Accumulated other comprehensive loss	(6,640)	(6,497)
Deficit	(66,295)	(65,568)
Total Equity	18,411	19,146
Total liabilities and equity	$ 28,408	$ 34,054

Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income
(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	2021	2020	2019
Revenue, net
Product sales, net	$ 21,744	$ 11,610	$ 20,173
Cost of goods sold	9,032	6,480	7,272
Gross profit	12,712	5,130	12,901

Expenses
Selling	10,312	5,359	13,399
General and administrative	2,697	4,579	3,395
Research and development	1,796	3,299	4,349
	14,805	13,237	21,143

Other expense (income):
Other Income	(1,828)
Revaluation of holdback	-	-	3,623
Impairment loss on intangible assets	-	-	6,321
	(1,828)	-	9,944
Finance (income) costs:
Finance (income) expense, net	525	(765)	(1,115)
Foreign exchange (gain) loss, net	(31)	(497)	2,570
	494	(1,262)	1,455
Net loss before income taxes	$ (759)	$ (6,845)	$ (19,641)
Income tax recovery (expense)
Current	32	-	(22)
Deferred	-	-	(123)
	32	-	(145)
Net loss	$ (727)	$ (6,845)	$ (19,786)
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries:	(143)	(746)	(683)

Item that will not be reclassified to profit and loss
Revaluation of investment in Sensible Medical at FVOCI	-	-	(6,336)
Comprehensive loss	$ (870)	$ (7,591)	$ (26,805)

Loss per share
Basic	$ (0.07)	$ (0.64)	$ (1.32)
Diluted	$ (0.07)	$ (0.64)	$ (1.32)

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	2021	2020	2019
Cash (used in) provided by:
Operating activities:
Net (loss) income for the year	$ (727)	$ (6,845)	$ (19,786)
Adjustments for:
Current income tax expense (recovery)	(32)	-	22
Deferred income tax expense (recovery)	-	-	123
Impairment of property and equipment	-	-	95
Impairment of intangible assets	-	-	6,321
Revaluation of holdback receivable	-	-	3,623
Amortization of property and equipment	406	307	485
Amortization of intangible assets	2,739	2,466	1,438
Share–based compensation	135	317	417
Write-down of inventories	1,339	682	1,983
Change in fair value of contingent consideration	(1,803)
Finance (income) expense, net	525	(765)	(1,115)
Unrealized foreign exchange (gain) loss	(31)	(497)	362
Change in the following:
Accounts receivable	593	5,081	(318)
Inventories	471	723	(4,072)
Prepaid expenses	305	703	842
Other assets	99	-	78
Accounts payable and accrued liabilities	20	(3,802)	(4,992)
Interest received (paid), net	49	22	1,685
Income taxes paid	-	(306)	(477)
Royalties paid	(99)	(326)	(1,355)
Cash flows (used in) from operating activities	3,989	(2,240)	(14,641)
Investing activities:
Acquisition of Marley Drug, Inc, net of cash acquired	-	(7,238)	-
Investment in Sensible Medical	-	-	(6,337)
Receipt of holdback receivable funds	-	-	6,719
Redemptions (purchase) of short-term investments	-	-	47,747
Repayment of holdback payable	(1,876)
Acquisition of property and equipment	(377)	(2)	(186)
Acquisition of intangible assets	(441)	-	(13,660)
Cash flows from investing activities	(2,694)	(7,240)	34,283
Financing activities:
Repurchase of common shares under substantial issuer bid	-	-	(26,139)
Repurchase of common shares under normal course issuer bid	-	(522)	(4,145)
Proceeds from exercise of stock options	-	-	20
Repayment of lease liability	(316)	(244)	-
Cash flows used in financing activities	(316)	(766)	(30,264)
Foreign exchange (loss) gain on cash held in foreign currency	(1)	(3)	(552)
(Decrease) increase in cash	978	(10,249)	(11,174)
Cash and cash equivalents, beginning of period	2,716	12,965	24,139
Cash and cash equivalents, end of period	$ 3,694	$ 2,716	$ 12,965

View original content:https://www.prnewswire.com/news-releases/medicure-reports-financial-results-for-quarter-and-year-ended-december-31-2021-301534819.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2022/27/c5840.html

%CIK: 0001133519

For further information: Dr. Albert Dr. Friesen, Chief Executive Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 20:00e 27-APR-22